Exhibit 1

GLOBAL-TECH APPLIANCES INC.

Amended Quarterly Report for the Three and Nine Months Ended December 31, 2004

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to: the impact of competitive products and pricing; demand for new and existing products in our core business; the financial condition of the Company’s customers; product demand and market acceptance especially of our new display products; our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs; the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, digital MP3 players and other pending projects; reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products; currency fluctuations including, but not limited to, the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions; and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on the Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this Form 6-K to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	December 31, 2004	March 31, 2004
	(unaudited)	(audited)
	As Restated	As Restated

ASSETS
Current assets:
Cash and cash equivalents	$5,773	$15,103
Restricted Cash	153	400
Callable deposit	5,000	5,000
Short-term investments	40,988	43,983
Accounts receivable, net	4,853	9,991
Deposits, prepayments and other assets	2,760	2,497
Inventories	15,795	8,809

Total current assets	75,332	85,873

Loan to a director	77	152
Property, plant and equipment	30,417	30,791
Land use rights	1,849	1,887
License	2,376	2,898
Patents	209	223
Promissory note receivable	—	553

Total assets	$110,250	$122,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	48	48
Current portion of long-term bank loans	94	374
Accounts payable	4,017	5,131
Fees payable for land use rights	—	91
Salaries and allowances payable	866	677
Accrued expenses	2,525	2,037
Income tax payable	3,693	3,753

Total current liabilities	11,243	12,111
Deferred tax liabilities	143	143
Minority interests	59	—

Total liabilities	11,445	12,254

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 and 12,857,045 shares issued as of December 31, 2004 and March 31, 2004	129	129
Additional paid-in capital	84,180	84,227
Retained earnings	19,635	30,726
Accumulated other comprehensive deficits	(647)	(556)
Less: Treasury stock, at cost, 679,147 shares as of December 31, 2004 and March 31, 2004	(4,493)	(4,493)

Total shareholders’ equity	98,804	110,033

Total liabilities and shareholders’ equity	$110,250	$122,287

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	As restated	As restated	As restated	As restated
	(in thousands, except per share data)

Net sales	$8,341	$17,758	$29,698	$52,360
Cost of goods sold	(9,049)	(14,125)	(29,218)	(41,293)

Gross profit (loss)	(708)	3,633	480	11,067
Selling, general and administrative expenses	(4,159)	(5,632)	(12,334)	(14,065)

Operating loss	(4,867)	(1,999)	(11,854)	(2,998)
Other income	313	44	773	705

Loss from continuing operations before income taxes	(4,554)	(1,955)	(11,081)	(2,293)
Provision for income taxes	(16)	(31)	(16)	(72)

Loss before minority interests	(4,570)	(1,986)	(11,097)	(2,365)
Minority interests	5	—	5	—

Net loss	$(4,565)	$(1,986)	$(11,092)	$(2,365)

Basic and diluted loss per common share	$(0.38)	$(0.16)	$(0.91)	$(0.19)

Basic and diluted weighted average number of shares outstanding	12,222	12,154	12,212	12,147

The Company revised the consolidated statements of income to include its tooling sales and their related costs on a gross basis in operating income (loss) for each period.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of United States dollars)

	For the Nine Months Ended December 31
	2004	2003
	(unaudited) As restated	(unaudited) As restated
	(in thousands)
Cash flows from operating activities:
Net loss before minority interests	$(11,097)	$(2,365)
Adjustments to reconcile net loss to net cash provided (used in) by operating activities:
Amortization	678	3,546
Depreciation	3,470	688
Loss on disposal of fixed assets	5	20
Consultancy fees paid in form of treasury stock	—	58
Stock compensation expenses provided (reversed) on options granted	(330)	1,671
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable, net	5,138	(627)
Decrease (increase) in inventories	(231)	467
Increase in inventories	(6,986)	(1,299)
Increase (decrease) in accounts payable	(1,114)	1,954
Decrease in fee payable for land use rights	(91)	(182)
Increase in salaries and allowances payable	189	358
Increase in accrued expenses	488	224
Increase (decrease) in taxes payable	(60)	(72)

Net cash provided by (used in) operating activities	(9,941)	4,585

Cash flows from investing activities:
Proceeds from disposal of short-term investments	78,235	60,711
Purchase of short-term investments	(75,029)	(63,203)
Purchase of property, plant and equipment	(3,101)	(2,077)
Proceeds from promissory note receivable	81	81
Decrease in a loan to a director	76	76
Decrease (increase) in restricted cash	247	(12)

Net cash provided by (used in) investing activities	509	(9,424)

Cash flows from investing activities:
Capital contribution by minority shareholders	32	—
Repayment of long-term bank loans	(291)	(325)
Proceeds from stock option exercises	285	—

Net cash provided by (used in) financing activities	26	(325)

Net decrease in cash and cash equivalents	(9,406)	(5,164)
Cash and cash equivalents at beginning of year	15,103	21,515
Effect of foreign exchange rate changes on cash	76	—

Cash and cash equivalents at end of fiscal period	$5,773	$16,351

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

(Amounts expressed in United States dollars unless otherwise stated)

Note 1 — GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. (“Global-Tech”) have been prepared as of December 31, 2004 and for the nine-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2004. These statements reflect all adjustments, which are, in the opinion of management, necessary to fairly present Global-Tech’s financial position as of December 31, 2004 and its results of operations and cash flows for the nine months ended December 31, 2004. The results of operations for the nine months ended December 31, 2004 should not be considered indicative of the results expected for the year ending March 31, 2005.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the “Company”. The Company is a designer and manufacturer of a wide range of electrical household appliances and a developer of display products. The Company’s main manufacturing and warehousing operations are located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to customers primarily in the United States and Europe.

Note 2 — SUBSIDIARIES

Global-Tech Appliances Inc. is a holding company of the following subsidiaries. Details of the Company’s principal subsidiaries as of April 15, 2005 were as follows:

Name	Principal activities	Place of incorporation	Ownership
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Lite Array Holdings Limited	Investment holding	British Virgin Islands	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Global Display Limited	Trading	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
MasterWerke Ltd.	Product evaluation	United States	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services providing	Hong Kong	100.0
Pentalpha Enterprises Limited	Trading	Hong Kong	100.0
Pentalpha Hong Kong Limited	Trading	Hong Kong	100.0
Pentalpha Macau Commercial Offshore Limited	Trading	Macau	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
Wing Shing Products (BVI) Company Limited	Trading	British Virgin Islands	100.0
Lite Array (OLED) HK Limited	Procuring and marketing	Hong Kong	100.0

Name	Principal activities	Place of incorporation	Ownership
Global Optics Limited	Designing and procuring	Hong Kong	100.0
Winway Technology Development Limited	Marketing	Hong Kong	83.3
Consortium Investment (BVI) Limited	Asset holding	British Virgin Islands	83.3
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Lite Array, Inc.	Research and development and selling	United States	76.8
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.8
Lite Array OLED (BVI) Company Limited (Formerly known as Lite Array (BVI) Company Limited)	Procuring and selling	British Virgin Islands	76.8

Global-Tech Appliances Inc. is a holding company of the above subsidiaries and does not engage in daily business operations.

Global Appliances Holdings Limited is an intermediate holding company of GT Investment (BVI) Limited. GT Investment (BVI) Limited is a holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Enterprises Limited, Global Rich Innovation Limited and Winway Technology Development Limited.

Consortium Investment (BVI) Limited is an intermediate holding company of Kwong Lee Shun Trading Company Limited.

Global Display Holdings Limited is an intermediate holding company of Global Optics Limited and Global Display Limited.

Lite Array Holdings Limited is an intermediate holding company of Lite Array (OLED) HK Limited.

Global Lite Array (BVI) Limited is the holding company of Lite Array OLED (BVI) Company Limited and Lite Array, Inc.

Global-Tech USA, Inc. is the holding company of MasterWerke Ltd.

Note 3 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are the same as those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company’s fiscal 2004 Annual Report on Form 20-F, filed on September 30, 2004, in the Notes to the Consolidated Financial Statements, Note 3, and under “Item 5.C—Operating and Financial Results and Prospects—Application of Critical Accounting Policies.”

Note 4 — LEGAL PROCEEDINGS UPDATE

Except as set forth below, Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, and know of no material litigation, arbitration or claim threatened against them or their properties.

Certain agreements with ODM customers include an indemnification provision whereby the respective subsidiary undertakes to hold harmless and indemnify the respective customer from all suits that may be brought against the customer for infringement of any patent or registered design in connection with the sale of the products purchased from the subsidiary.

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises, as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and our subsidiary for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and its subsidiary moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and its subsidiary. Sunbeam then paid SEB $2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and its subsidiary remained.

On December 15, 1999, our subsidiary asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of our subsidiary for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of our subsidiary for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against our subsidiary as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam $2,450,948.91 against our subsidiary and Global-Tech, and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the jury’s award, awarding Sunbeam $3,430,693.81 and our subsidiary $6,632,909.59. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered

April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004. The United States Court of Appeals for the Eleventh Circuit heard oral argument on the appeal on March 1, 2005. The Court of Appeals has given no indication when it plans to rule on this appeal.

Given the appeal, the final outcome of the case remains uncertain. It is possible that (i) the final judgment could be affirmed; (ii) the portion of the final judgment in favor of our subsidiary for $6,632,909.59 could be reversed, while Global-Tech and its subsidiary could remain liable on the $3,430,693.81 portion of the final judgment against us and our subsidiary; (iii) our subsidiary could obtain a higher award of prejudgment interest in favor of our subsidiary, and/or a new trial at which our subsidiary can seek additional damages based upon, for example and without limitation, its fraud claims against Sunbeam or based upon evidence that the District Court excluded from consideration from the jury demonstrating that Sunbeam did not fully disclose all of its sales of the products covered by the product supply agreement. Due to the uncertainties of the appeal process we have yet to accrue the judgment amount of $3,430,693.81 awarded to Sunbeam against the subsidiary nor record the judgment amount of $6,632,909.59 awarded to the subsidiary from Sunbeam.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. Global-Tech and its subsidiary moved on December 3, 2002 for summary judgment on liability on the ground that it did not engage in any conduct that infringed the patent because of the extraterritoriality of their acts. It also moved for summary judgment on the claim of SEB for lost profits. The Court heard oral argument on this motion on March 24, 2004, but has not yet ruled on it. SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties have resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products in the U. S. Bankruptcy Court for the Southern District of New York asserting that it owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. By decision dated June 3, 2003, the Court ruled against Sunbeam on its claims for a declaratory judgment and in favor of our subsidiary on its claims for design patent infringement. The Court further ruled that our subsidiary was entitled to recover Sunbeam’s profits from the sale of infringing coffeemakers only for the time period after February 9, 2001. In addition, on June 17, 2003, the Court entered an injunction restraining Sunbeam from further infringing the design patent. The Bankruptcy Court entered a final judgment in favor of our subsidiary on March 15, 2004, in the amount of $2,304,403.

Sunbeam and our subsidiary appealed the June 3, 2003 decision of the Bankruptcy Court to the U.S. District Court of the Southern District of New York. By memorandum opinion and order entered June 30, 2004, the district court affirmed in part the June 3, 2004 decision of the Bankruptcy Court. It reversed one finding of the Bankruptcy Court and held that the subsidiary, in 1992, breached a contract to negotiate with Sunbeam concerning ownership of certain patent rights. However, because the district court affirmed the holding of the Bankruptcy Court that the statute of limitations had expired on any claim of Sunbeam for that breach, the reversal by the District Court did not affect the $2,304,403 judgment entered in favor of our subsidiary by the Bankruptcy Court.

Both Sunbeam and our subsidiary have appealed to the United States Court of Appeals from the judgment of the District Court in the action. Our subsidiary has moved to transfer the appeal to the United States Court of Appeals for the Second Circuit. The appeal has been briefed and the parties are awaiting receipt of the date for oral argument. It is possible that the June 3, 2003 decision of the Bankruptcy Court could be reversed and our subsidiary will not obtain any monetary recovery or other relief in the lawsuit.

The Bankruptcy Court also indicated that it will consider the issue of whether our subsidiary should be held in contempt for seeking a temporary restraining order in February 2001 that enjoined Simatelex from accepting payment on the debt owed to it by Sunbeam owed to it.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products, our subsidiary commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004. Discovery has been substantially completed. Simatelex has moved for summary judgment on the ground that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Our subsidiary has moved for summary judgment on the ground that Simatelex has infringed the design patent. The district court has set oral argument on the motions for summary judgment for April 8, 2005. If the Court does not grant the motion of Simatelex for summary judgment, a trial date will be set.

On January 28, 2005 our subsidiary moved for summary judgment on the issue of liability and Simatelex moved for summary judgment or alternatively to stay the action pending Sunbeam’s appeal in the related case currently before the United States Court of Appeals. By an order entered April 18, 2005, the Court granted Simatelex’s motion to stay the action as well as to allow our subsidiary to pursue an outstanding subpoena against Sunbeam.

Pentalpha Macau Commercial Offshore Limited v. Damoder Reddy

On December 22, 2003, our subsidiary, Pentalpha Macau Commercial Offshore Limited, commenced an action in the United States District Court for the Northern District of California against Damoder Reddy, the former Chief Operating Officer of Opsys US, Inc. (“Opsys”), a company whose intellectual property and certain assets (collectively, “Assets”) were purchased by our subsidiary from the Chapter 7 Bankruptcy Trustee of Opsys, alleging that, among other claims, Reddy attempted to interfere with our subsidiary’s contracts with Opsys by making it more expensive for our subsidiary to take possession of the Assets. Reddy filed a cross-complaint against our subsidiary and six other parties in April 2004, which was dismissed by the Court on July 8, 2004. A Case Management Conference was held on September 24, 2004. Pentalpha’s motion for a preliminary injunction to enjoin Reddy from using the intellectual property that our subsidiary has purchased was set for November 5, 2004. Reddy filed a Second Amended Counterclaim against our subsidiary and six other parties on July 23, 2004. Our subsidiary has filed a motion to dismiss Reddy’s Second Amended Counterclaim and a hearing was set for November 5, 2004 to be heard concurrently with Pentalpha’s motion for a preliminary injunction. The district court denied our motion for a preliminary injunction with leave to re-file it after we took discovery from Reddy regarding specific uses of our subsidiary’s intellectual property. The Court also granted Pentalpha’s Motion to Dismiss the Second Amended Counterclaim, eliminating five of the six claims, leaving a claim that Pentalpha allegedly took personal property from Reddy. The Court indicated that that claim could be challenged in a subsequent motion, and our attorney believes that it will be dismissed either on a motion for judgment on the pleadings or by summary judgment. Reddy has filed a Third Amended Counterclaim containing what appear to be the same claims previously ruled on by the Court and therefore our subsidiary is filing a motion to strike those portions of the complaint. Our subsidiary has propounded written discovery to Reddy on its claims and Reddy has provided neither documents nor adequate responses. Pentalpha is therefore preparing motions to compel further responses to its discovery, after which it will take Reddy’s deposition and move for summary judgment on its claims against Reddy. A Court mandated Early Neutral Evaluation was held in December 2004 but no settlement was reached. Subsequently, the Court denied Reddy’s request for an extension of time to serve parties named in his counterclaim, and pursuant to our motion, has dismissed those parties. The remaining parties to the counterclaim, as it relates to one minor issue, are our subsidiary and one other party. A hearing is set for May 27, 2005. Discovery is ongoing and our motion to compel further responses is scheduled to be heard in June 2005.

Best Hero Limited v. Pentalpha Hong Kong Ltd.

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against our subsidiary Pentalpha Hong Kong Limited (“Pentalpha”) for payment of $4,250,400. The claim relates to two purchase orders issued by Pentalpha on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of $4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that our subsidiary has repudiated the contract and instituted the present legal proceedings to claim for damages. We intend to defend the action on the grounds that we were justified in rejecting the goods for breach of conditions as to description and sample on the part of Best Hero. A Defence and Counterclaim was filed by Pentalpha in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The action is currently proceeding to discovery.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition. After considering all the facts currently known to us and based on the advice of legal counsel, we do not believe that these various actions are likely to have a material adverse effect on our operating results.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2002, 2003 and 2004 were provision for legal fees of approximately $285,000, $98,000 and $230,000 in relation to certain of the above cases. We have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

A summary of our legal proceedings can be found in the Company’s fiscal 2004 Annual Report on Form 20-F, filed on September 30, 2004, in the “Item 8.A—Financial Information—A Consolidated Statements and Other Financial Information—Legal Proceedings”.

Note 5 — RENMINBI REVALUATION

In 2004, as the United States trade deficit with China continued to increase, calls were made in the United States for the Chinese government to revalue its currency, the Renminbi. Since 1998, the People’s Bank of China has kept the Renminbi’s exchange rate against the U.S. dollar steady at approximately 8.3 Renminbi to US$1.0. If the Renminbi was allowed to increase in value relative to the U.S. dollar, goods manufactured in China would become more expensive in the U.S. market in relation to comparable goods manufactured in the United States. In March 2005, China’s premier introduced a number of conditions, including but not limited to, Chinese financial and economic stability that must be achieved before China could implement greater exchange flexibility. At that time he indicated that the Renminbi was likely to be revalued, but gave no timetable for such revaluation.

We sell a majority of our products into the US market through our subsidiaries in Hong Kong and overseas. These sales are generally denominated in US dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials, material components and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, however the majority are purchased with Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a rate of approximately $7.8 Hong Kong dollars to US$1.0. To date, in the aggregate we have not been significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

We believe an appreciation in value of the Renminbi in relation to the U.S. dollar could have a significant impact on our financial condition and results of operation. The Company can give no assurance that it may not be required to modify its current mode of operations as a result of this revaluation. For example, our Chinese subsidiaries may be required to buy materials and major components directly from U.S. suppliers and then sell the finished products directly to our U.S. customers. To the extent our operations were so modified we would be exposed to foreign exchange risk with respect to the Renminbi, which could ultimately negatively impact our financial position and results of operations.

In May 2005, the Bush administration again warned China that it must swiftly revise its currency exchange rate policies or face being accused of being a manipulator of currency to gain unfair trade advantages. A 1988 U.S. law authorizes the United States Treasury Department to impose economic sanctions on countries found to be currency manipulators. The United States Congress is also in the preliminary stages of considering legislation that could impose across-the-board penalty tariffs on all Chinese imports into the United States unless China changes its currency system. Any such economic sanctions or the imposition of U.S. protective tariffs would have an adverse impact on our financial condition and results of operations.

Note 6 – RESTATEMENT OF INFORMATION PREVIOUSLY REPORTED

This Amended Report reflects a reversal of a portion of the non-cash stock compensation expense previously expensed relating to stock options subject to variable accounting and decreasing selling, general and administrative expenses from the amount previously announced for fiscal 2005 periods. For details of the restatement for other periods, please see Company’s fiscal 2004 Form 20-F/A Amendment No. 1 filed with the Securities and Exchange Commission on September 23, 2005.

GLOBAL-TECH APPLIANCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED DECEMBER 31, 2004

General

We design, manufacture and sell a wide range of electrical household appliances for brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers such as Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Black & Decker (which sells under the brand name Black & Decker®), Hamilton Beach/Proctor-Silex (which sell under the brand name Proctor-Silex®), and Electrolux Home Care Products North America (formerly known as The Eureka Company; which sells under the brand name of Eureka®). We manufacture approximately 50 different models, primarily in three product categories:

•	floor care products, such as upright vacuum cleaners, extractors and hand-held steam vacuum cleaners;
•	kitchen appliances, such as coffeemakers, breadmakers and deep fryers; and
•	garment care and travel products, such as steam irons.

We were founded in 1963 and, for most of our history, operated primarily as a contract manufacturer of products developed by our customers. In the last ten years, however, we have emphasized whenever possible original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products, which we manufacture for our customers. Net sales of our ODM products represented approximately 26.8% and 27.1% of our net sales during each of the three months periods ending December 31, 2003 and December 31, 2004, respectively, with the remaining sales generated by our contract manufacturing activities. During the nine months ended December 31, 2003 and December 31, 2004, ODM sales as a percentage of our net sales were approximately 28.1% and 26.6%, respectively. The relatively low level of ODM sales is expected to continue in the near term due to the majority of sales being floor care products, which are primarily contract-manufactured. During the nine-month ended December 31, 2004, we had lower floor care sales as compared to the same interim period in the prior year due to an expected shipment of new contracted-manufactured floor care products to Electrolux that will not commence until the end of fiscal 2005. It is anticipated that sales to this customer will accelerate in early fiscal 2006. We will continue to emphasize our ODM strategy to the greatest extent possible since ODM products generally have higher profit margins.

We established a new subsidiary, Global Display Limited, to develop and market a wide range of display products. Initially, its primary product development function is to design flat panel televisions incorporating plasma or thin film transistor liquid crystal displays (TFT-LCD’s). Since the display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules) we can concentrate our effort on cosmetic designs, framing systems and software. We believe our key to success in this area is software. We are currently developing our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as incorporating differentiated audio and video systems for enhanced product performance. Additionally, we are concentrating on innovative software designs in order to install unique features in our televisions.

On September 8, 2003, Global Display Limited established its own website, http://www.globaldisplay.com.hk, and intends to use it as a means to introduce a number of unique flat-panel display-oriented products to potential customers in the U.S. and Europe. The information contained on this website is not part of this periodic report on the Form 6-K and is not incorporated by reference in this document. Although we plan to initially produce flat-panel high definition LCD televisions, we anticipate our primary focus ultimately will be on innovative micro-display optical systems for larger displays and more complex commercial display systems.

Our initial strategy for launching our line of LCD TVs was to market them in the United States through various secondary brands. However, we were unable to secure further orders from these smaller branded customers due to significant price pressure for LCD TVs. We believe this situation resulted from a glut of LCD panels available in the market in 2004, which caused the price of LCD TV’s to decrease significantly. These customers were also hesitant to place additional orders unless we were willing to compensate them for the risk of further price decreases. As a result, we subsequently determined to revise our marketing program by offering OEM services to major Japanese brands. We believe this is a more suitable means of launching our line of LCD TVs. We believe establishing successful business relationships in this area with these customers will lead to long-term business relationships with these major Japanese customers in other areas. We recently provided sample LCD TVs to a potential Japanese customer for product evaluation and received that customer’s preliminary acceptance. However, the customer requested some additional modifications to enhance the quality of our LCD TVs and that we resubmit the modified televisions for further evaluations. The Company is currently making the requested modifications and expects to resubmit a sample of the LCD TV to this customer, as modified, in the near future. However, there is no assurance that this new marketing strategy will be successful or that we can become a long-term strategic partner of these Japanese brands or any additional products would prove acceptable to these major Japanese brands.

The Company’s subsidiary, Lite Array, continues to pursue its development of manufacturing processes and product designs for OLED displays. We built a vacuum deposition system in a clean room in our factory at Dongguan, China. This manufacturing line has the capacity to produce prototypes to allow for customer evaluation and small quantity production. Currently, our objective is to produce mono- and multi-color OLED display modules to be incorporated into products such as cellular phones and MP3 players. While our OLED program has made significant progress, we believe it is premature to invest in full-scale production at the present time. The throughput-to-equipment cost ratio is still unsatisfactory at this point, but we believe recent developments by high-tech equipment manufacturers may change the dynamics of this cost structure.

In April 2005, our subsidiary, Winway Technology Development Ltd. (“Winway”) entered into an agreement with SAFA Media Co. Ltd. (“SAFA”), a company based in Seoul, South Korea, to manufacture and market certain digital MP3 players. Based on the existing technology platform provided by SAFA, we plan to apply our OLED display modules for certain MP3 players to enhance product features and ultimately reduce product costs. We have established strategic alliances with OLED display companies based in South Korea and Taiwan that manufacture OLED displays for consumer electronic products, such as mobile phones, to facilitate the commercialization of our OLED program. These strategic partners may also be utilized to manufacture the OLED displays for the MP3 players supplied by Winway.

In the 2005 interim period, we incurred approximately $4.0 million to market and develop our high-definition flat panel television programs and $2.4 million to expand our OLED program, as well as significant investments in development and production equipment. During the eleven-month period ended February 2005, we incurred approximately $2.4 million in the investment in the development and production equipment. While we anticipate our expanding research and development programs for flat panel displays (“FPDs”) and OLED to continue adversely impacting profitability in the this fiscal year, we believe that our financial results will improve towards the beginning of next fiscal year as a result of anticipated increased sales from the OEM floor care products, as well as potential new revenues generated from display products, cellular phone components and solutions and compact camera modules.

The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are their respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO. The majority of raw materials are purchased using Hong Kong dollars.

References to an interim period refer to the nine-month period ended December 31; for example, “2005 interim period” refers to the nine-month period ended December 31, 2004. References to a quarterly period refer to our fiscal quarter ended on December 31; for example, “2005 quarterly period” refers to the fiscal quarter ended December 31, 2004.

GLOBAL-TECH APPLIANCES INC.

Results of Operations

The following table sets forth certain statements of income data as a percentage of net sales for the periods indicated:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	As restated	As restated	As restated	As restated
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	(108.5)	(79.5)	(98.4)	(78.9)

Gross profit (loss)	(8.5)	20.5	1.6	21.1
Selling, general and administrative expenses	(49.9)	(31.7)	(41.5)	(26.8)

Operating loss	(58.4)	(11.2)	(39.9)	(5.7)
Interest expense	0.0 *	0.0 *	0.0 *	0.0 *
Interest income	3.2	1.2	2.4	1.2
Other income (loss)	0.6	(1.0)	0.2	0.1

Loss from continuing operations before income taxes	(54.6)	(11.0)	(37.3)	(4.4)
Provision for income taxes	(0.2)	(0.2)	(0.1)	(0.1)

Loss before minority interests	(54.8)	(11.2)	(37.4)	(4.5)
Minority interest	0.1	—	0.0	—

Net loss	(54.7)%	(11.2)%	(37.4)%	(4.5)%

*	The amounts were immaterial to show as a percentage of net sales.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Nine Months ended December 31, 2004 Compared with Nine Months ended December 31, 2003

Net Sales. Our net sales include sales of finished goods and parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain of our customer’s products. Net sales consist of gross amounts invoiced less discounts and returns, if any in the reporting period. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipping point, title and risk of loss transfer to the customer at the time product is delivered to its freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning title passing when explicit shipping terms are stated. Our revenue recognition policy would not allow the recognition of sales for those products where the customer has any right of return. Returns historically have been immaterial.

Net sales for the 2005 interim period were $29.7 million as compared to $52.4 million in the 2004 interim period. In the 2004 and 2005 interim periods, our net sales included approximately $0.9 million and $0.4 million of tooling income, respectively. Net sales consist primarily of sales in our three major product categories: kitchen appliances, garment care and travel products, and floor care products. Sales in each major product category for the 2005 interim period as compared to the 2004 interim period were as follows:

•	Sales of kitchen appliances decreased to $5.2 million, or 17.5% of net sales, from $10.2 million, or 19.4% of net sales, primarily due to decreased sales of coffee makers and deep fryers, which was partially offset by an increase in sales of breadmakers and lemonade makers.

•	Sales of garment care and travel products decreased to approximately $0.3 million, or 0.9% of net sales, as compared to $1.4 million, or 2.7% of net sales, primarily due to decreased sales of steam irons, travel irons and garment steamers.

•	Sales of floor care products decreased to $21.6 million, or 72.7% of net sales, from $37.5 million, or 71.7% of net sales, primarily due to decreased sales to our two major floor care product customers.

In the 2005 interim period, sales of floor care products decreased by approximately $15.9 million from the 2004 interim period. Our two major floor care products customers, Royal Appliance Manufacturing Company (“Royal”) and Electrolux Home Care Products North America (formerly known as “Eureka”) accounted for approximately 69.7% and 0.0% of our net sales in the 2005 interim period, as compared to 52.3% and 19.6% in the 2004 interim period. In the 2005 interim period, the decrease in net sales to these two customers accounted for approximately 75% of our total interim sales decrease. It is anticipated that sales to Royal will decrease in the short term, but we have received no formal or informal notice to that effect. Over the last two years we have established a business relationship with Electrolux. However, during the 2005 interim period there were no sales to Electrolux as they had sufficient inventory of an older discontinued model on hand and were finalizing the engineering specifications for a new floor care model which we began shipping in early fiscal 2006. We continue to believe that Techtronic Industries Limited (“TTI”), which acquired Royal, will ultimately begin producing most of Royal’s products. Consequently, we anticipate that Royal will only continue buying those products from us that we can produce more economically than TTI. The loss of either Royal or Electrolux would have an adverse impact on our continuing results of operations and financial condition unless we are able to replace them with another major floor care company in the near future.

We believe that the sales of floor care products will continue to be a significant source of revenue for us in the near future. However, the sales of floor care products is not anticipated to generate sufficient profit to offset the impact of the expected continued sales decrease in the garment care and kitchen appliance product categories during the remainder of this fiscal year. We also anticipate that our existing floor care customers will continue to exert pressure on us to lower the prices of our floor care products which will further squeeze our profit margins.

Additionally, if we were to lose Royal as a customer and were unable to replace it with additional customers, the sales revenue generated from floor care products will continue to decline. In an attempt to attract additional floor care customers, we are exploring business opportunities in commercial cleaning applications in order to stimulate growth in sales of floor care products. We are making progress with a prospective partner in a collaborative effort with respect to certain commercial cleaning products and expect to begin generating revenues in fiscal 2006 as a result of this collaboration. However, there can be no assurance that this collaborative effort will ultimately result in our securing new customers or the introduction of new floor care products in numbers sufficient to replace any lost sales to Royal.

In the 2005 interim period, we began shipping 17” LCD TV’s. These sales generated revenues of approximately $370,000, or 1.3% of our net sales. While these initial product sales in our display business were encouraging, we believe that sales of display products will not generate sufficient revenue in this fiscal year to allow this business to attain profitability. Our subsidiary, Global Display is currently exploring opportunities and implementing programs to market these LCD TVs and other flat panel displays in Southeast Asia. As indicated previously, we are in contact with major potential Japanese customers and offering them our OEM services for these LCD TVs. We are in the process of negotiating these OEM agreements. Of course, we can provide no assurance that this OEM strategy will be ultimately successful or that we can become a long-term strategic partner of these Japanese customers or that those, or any future products, will prove acceptable to these major Japanese customers.

Also during 2004 excess capacity for LCD panels came on line. Since the major emphasis of the new ‘fab” plants was to produce efficiently 32”, 40” and 48” panels, the older plants had to focus on smaller panels. This resulted in a significant price erosion in panels for TV’s in the size that the Company had developed. This caused both retail and manufacturing prices to drop precipitously and the market to become commoditized. It is beginning to appear that only low cost producers will be able to earn satisfactory returns in this environment. The Company is currently evaluating how, if at all, to reduce its costs to be competitive in this market.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2005 interim period was $0.5 million, or 1.6% of net sales, as compared to $11.1 million, or 21.1% of net sales, in the 2004 interim period. Gross profit as a percentage of net sales decreased in the 2005 interim period primarily as a result of higher raw material costs and overhead expenses being absorbed over lower net sales. Raw material costs were approximately $20.4 million, or 68.7% of net sales in the 2005 interim period as compared to $33.6 million, or 64.2% of net sales in the 2004 interim period. Included in the material costs were approximately $0.4 million and $0.5 million of inbound freight charges in the 2005 and 2004 interim periods, respectively. We only include inbound freight charges, receiving, inspection and warehousing and other internal transfer costs in the cost of goods sold and exclude custom declaration and insurance expenses incurred for raw materials acquisition. Part of the decrease in net sales resulted from the reduction in price for certain floor care products; therefore, our costs of raw materials, while decreasing in absolute amounts, increased as a percentage of net sales. We expect our major floor care product customers to continue to exert downward price pressure and that we will be required to maintain, or even reduce prices of some of our floor care products as commodity costs increase to attract additional business in this product category. Factory overhead was $8.8 million, or 29.7% of net sales in the 2005 interim period, as compared to $7.7 million, or 14.7% of net sales in the 2004 interim period. Increases in these expenses are primarily attributable to the lower production volume during the 2005 interim period. In the 2005 interim period, we generated revenues of approximately $0.1 million from the OLED program and thus incurred a portion of our minimum royalty of approximately $0.4 million using the technology know-how granted to us from a license for the sale of these products. This $0.4 million is included in cost of goods sold for the 2005 interim period. In the same interim period in the prior year, we recorded such royalty in selling, general and administrative expense as there were no sales in the relevant period. In the 2005 interim period, we also made a provision of approximately $1.5 million to write down our panel inventories to market value. As prices for panels continue to decrease, further write downs may be required. We are exploring various alternatives to utilize our existing LCD TV panel stocks primarily in the secondary Asian markets. If we cannot use up our inventory of panels in the near future, there could be further write downs needed as panel prices continue to fall. This would have an adverse impact on our financial condition and results of operations.

Recently, the Chinese government has indicated that it may allow for the appreciation in value of the Renminbi in relation to the U.S. dollar. Since a majority of our expenses, including wages and other production and administrative costs are partially denominated in Chinese Renminbi such an appreciation in value could have the effect of significantly increasing such costs in the future. Also, if China does not overhaul its currency exchange rate policies in a timely fashion, or to the satisfaction of the United States government, there is a possibility that the United States could impose economic sanctions or across-the-board protective tariffs on all Chinese imports into the U.S. Any such economic sanctions or protective tariffs would have an adverse impact on our financial condition and results of operations.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, custom clearance fees and insurance expenses, salaries for our marketing and administrative personnel, professional fees, non-cash compensation expense and utilities. SG&A expenses were approximately $12.3 million, or 41.5% of net sales in the 2005 interim period as compared to $14.1 million, or 26.8% of net sales in the 2004 interim period. In the 2004 interim period, we recognized a non-cash stock compensation expense for the unexercised options subject to variable accounting of approximately $1.7 million as compared to a reversal of $0.3 million of stock compensation expense on the remaining unexercised options subject to variable accounting in the 2005 interim period. We commenced sales of OLED products in the 2005 interim period and therefore recorded approximately $0.4 million of minimum royalty expense as cost of goods sold whereas this royalty in the same amount was recorded in SG&A expense in the 2004 interim period as there were no sales of OLED products.

Excluding the impact of non-cash stock compensation expense (and the reversal thereof) and OLED minimum royalty expense discussed above, SG&A expenses increased by approximately 5.2% from approximately $12.4 million in the 2004 interim period to $13.0 million in the 2005 interim period. The increase was primarily due to increased research and development expenditures for our Global Display and OLED programs.

Including the impact discussed above, we incurred approximately $8.4 million, $2.2 million and $1.7 million in SG&A for each of the core business, and the Global Display and OLED programs, respectively, in the 2005 interim period as compared to $11.3 million and $1.0 million and $1.8 million for the core business, Global Display and the OLED program, respectively, in the 2004 interim period. The reduction in SG&A for the core business in the 2005 interim period was due to lower transportation expenses as sales decreased as well as and the net effect of the reversal of stock compensation expense in the 2005 interim period and the recognition of the same expense in the 2004 interim period. In addition, the reduction in SG&A for the OLED program was attributable to the reclassification of royalty payment from SG&A to costs of goods sold in the 2005 interim period due to commencement of OLED product sales as the same amount of royalty was recorded in the 2004 interim period as the sales of OLED product is nil. In the 2005 interim period the major expense items for Global Display were salaries, sample design and inspection fees and traveling costs. For the OLED program, the major expense items in the 2005 interim period were salaries and external consultant fees and amortization expense for our OLED license.

The primary components of our design and development expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2005 interim period were approximately $1.7 million compared to $1.9 million in the 2004 interim period. In the 2005 interim period, we incurred approximately $0.8 million, $0.7 million and $0.2 million in these expenses for our core business, Global Display and OLED programs, respectively, as compared to $0.9 million, $0.5 million and $0.5 million in the 2004 interim period. These expenses were primarily attributable to wages for the R&D staff and sample and design fees incurred for the new programs.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short-term and long-term bank credit facilities. Interest expense was approximately $5,000 in the 2005 interim period as compared to $12,000 in the 2004 interim period. The decrease in interest expense was due to decreased borrowing requirements. Interest income was $0.7 million in the 2005 interim period as compared to $0.6 million in the 2004 interim period. Other income, net was approximately $78,000 in the 2005 interim period as compared to $74,000 in the 2004 interim period. Other income, net included exchange gains and losses and miscellaneous income. A tabular presentation of other income, net is as follows:

Interim Period ended December 31,	2003	2004
Exchange gain (loss)	$42,637	$—
Miscellaneous	$31,423	$77,680

Other income, net	$74,060	$77,680

Income tax. The financial statements include provisions for Hong Kong profits tax of approximately $ 16,000 and $72,000 in the 2005 and 2004 quarterly periods, respectively. We do not believe that our current method of operations subjects us to material U.S. taxes because we do not have significant income effectively connected with a trade or business in the U.S.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years beginning with its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax for 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is also exempt from income tax for a two-year period effective from its first profitable year and followed by a 50% exemption for the next three years. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

Minority interests. In the 2005 interim period, we recorded minority interest of a newly acquired subsidiary of approximately $5,000.

Net loss. Net loss for the 2005 interim period was $11.1 million, or $0.91 per share, as compared to net loss of $2.4 million, or $0.19 per share, for the 2004 interim period.

Three Months ended December 31, 2004 Compared with Three Months ended December 31, 2003

Net sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain of our customer’s products. Tooling income is not a primary source of our sales revenue and immaterial to overall sales. Tooling income was derived from lump sum charges to customers for the production of product molds that were designated for mass production of specific products. These charges remained constant notwithstanding the volume of sales of each specific product. Net sales consist of gross amounts invoiced less discounts and returns, if any in the reporting period. Net sales for the 2005 quarterly period decreased to $8.3 million from $17.8 million (included approximately $0.9 million of tooling income) in the 2004 quarterly period.

Sales in each major product category for the 2005 quarterly period as compared to the 2004 quarterly period were as follows:

•	Sales of kitchen appliances decreased to $1.4 million, or 16.5% of net sales, from $3.0 million, or 17.0% of net sales, primarily due to decreased sales of deep fryers, breadmakers and coffee makers.

•	Sales of garment care and travel products decreased to $0.08 million, or 1.0% of net sales, as compared to $0.5 million, or 2.8% of net sales, primarily due to decreased sales of steam irons and garment steamers.

•	Sales of floor care products decreased to $6.0 million, or 72.1% of net sales, as compared to $13.0 million, or 73.4% of net sales, primarily due to a decrease in sales of an existing model to one of our major floor care customers.

Gross profit (loss). In the 2005 quarterly period, we recorded a gross loss of $0.7 million, or 8.5% of net sales, as compared to a gross profit of $3.6 million, or 20.5% in the 2004 quarterly period. Gross loss in the 2005 quarterly period was a result of lower net sales, lower overhead absorption and the manufacturing overhead incurred by our Global Display and OLED programs. In addition, we made a provision of approximately of $0.5 million for our display panel inventory since the market value of these panels had declined from our previous period’s carrying cost. If we cannot utilize our inventory of display panels in the near future, there could be a further adverse impact on our financial condition and results of operations. We continue exploring alternative markets and applications for our display products including secondary Asian market opportunities. Raw materials costs were approximately $6.0 million, or 72.3% of net sales in the 2005 quarterly period as compared to $11.5 million, or 64.8% of net sales in the 2004 quarterly period. Included in the material costs were approximately $0.1 million and $0.2 million of inbound freight charges in the 2005 and 2004 quarterly periods, respectively. We only include inbound freight charges, receiving, inspection and warehousing and other internal transfer costs in the cost of goods sold and exclude customs charges and insurance expenses incurred in the acquisition of raw materials. Due to the price pressure applied by our customers for certain of our floor care products and the increase in plastic and steel costs that we were not able to past through, our cost of raw materials, increased as a percentage of net sales and in absolute dollar amounts. Due to rising worldwide demand, we expect that our cost for steel and plastic will continue to increase and that we will be unable to pass such cost increases through to our customers. We believe our major floor care customers will continue to exert downward price pressure on us and that we will be required to continually evaluate our pricing strategy to attract additional business in this product category. Factory overhead was $3.0 million, or 36.2% of net sales in the 2005 quarterly period, as compared to $2.6 million, or 14.7% of net sales in the 2004 quarterly period. Increases in manufacturing overhead were primarily attributable to the overheads incurred in the Global Display and OLED programs. In the 2005 quarterly period, we had generated revenues of approximately $0.1 million from the OLED program and thus incurred approximately $0.1 million of our minimum royalty using the technology know-how granted to us from a license for the sale of these products. This $0.1 million is included in cost of goods sold for the 2005 quarterly period. In the same interim period in the prior year, we recorded such royalty in selling, general and administrative expense as there were no OLED product sales in the relevant period.

Selling, general and administrative expenses. SG&A expenses in the 2005 quarterly period were $4.2 million, or 49.9% of net sales, as compared to $5.6 million, or 31.7% of net sales, in the 2004 quarterly period. In the 2004 quarterly period, we recorded approximately $1.2 million of non-cash compensation expense in connection with unexercised options subject to variable accounting. In the 2005 quarterly period, there was a reversal of approximately $0.2 million of non-cash stock compensation expense related to these options. In the 2004 quarterly period, we recorded a royalty of approximately $0.1 million in SG&A expense whereas the same amount of royalty was recorded in cost of goods sold in the 2005 quarterly period as we commenced selling OLED licensed products in fiscal 2005.

Excluding the impact of non-cash stock compensation expense (and the reversal thereof) and OLED minimum royalty expense, the increase in SG&A expenses as a percentage of net sales was primarily due to lower net sales and additional expense incurred by the Global Display and OLED programs in the 2005 quarterly period. Including the impact mentioned above, we incurred SG&A expense of approximately $2.9 million, $0.8 million and $0.5 million for our core business, Global Display and OLED programs, respectively in the 2005 quarterly period, as compared to $4.4 million $0.5 million and $0.7 million for our core business, Global Display and OLED program, respectively, in the 2004 quarterly period.

Design and development expenses in the 2005 quarterly period were approximately $665,000 as compared to $956,000 in the 2004 quarterly period. In the 2005 quarterly period, we incurred approximately $289,000, $314,000 and $62,000 for our core business, Global Display and OLED programs, respectively as compared to $358,000, $229,000 and $369,000 for our core business and Global Display, respectively in the 2004 quarterly period.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short-term and long-term bank credit facilities. Interest expense was approximately $1,000 in the 2005 quarterly period as compared to $3,000 in the 2004 quarterly period. The decrease in interest expense was due to decreased borrowing requirements. Interest incomes were approximately $0.3 million and $0.2 million in the 2005 and 2004 quarterly periods, respectively. In the 2005 quarterly period, other income, net was approximately $48,000 as compared to other loss, net of $171,000 in the 2004 quarterly period. A tabular presentation is as follows:

Quarterly Period ended December 31,	2003	2004
Exchange gain (loss)	$(178,971)	$10,398
Miscellaneous	$7,941	$37,520

Other income, net	$(171,030)	$47,918

Income tax. In the 2004 and 2005 quarterly periods, we made a provision of income taxes for the amounts of approximately $16,000 and $31,000, respectively.

Minority interests. In the 2005 quarterly period, we recorded minority interest of a newly acquired subsidiary of approximately $5,000.

Net loss. In the 2005 quarterly period, we incurred a net loss of $4.6 million, or $0.37 per share, as compared to a net loss of $2.0 million, or $0.16 per share, in the 2004 quarterly period.

Liquidity and Capital Resources

Our primary sources of financing have been cash from operating activities and borrowings when necessary under credit agreements with various banks. Net cash used in operating activities during the 2005 interim period was approximately $9.9 million, as compared to approximately $4.6 million provided by operating activities during the 2004 interim period. The decrease in net cash provided by operating activities in the current period was primarily due to the net loss resulting from additional expenses incurred by the Global Display and OLED programs and the increase in inventories, other deposits and prepayments, which was partially offset by a decrease in accounts receivable and short-term investments.

At December 31, 2004, accounts receivable were $4.9 million, as compared to $10.0 million at March 31, 2004. Receivables at December 31, 2004 represented approximately 45 days of sales, as compared to 55 days of sales at March 31, 2004. The changes in number of days of sales was essentially due to timing as there were no material changes to the credit terms granted to customers. Sales to one of our largest customers, Royal, represented 69.7% of total net sales during the 2005 interim period. We have extended payment terms for Royal for a number of years and expect this practice to continue.

At December 31, 2004, inventories were $15.8 million, as compared to $8.8 million at March 31, 2004. Our inventories consist primarily of raw materials needed for future production. The increase in inventory primarily resulted from management’s decision to stock LCD TV panels as we anticipated mass production in the fourth quarter of calendar 2004. Such production did not occur and as of December 31, 2004, we took a $1.5 million provision on the inventories of our LCD TV panels to reflect their decreasing market value. There is no assurance that there will not be continuing decreases in market value for the same grade of LCD TV panels and we could incur a loss selling LCD TVs using these panels. We continue exploring alternative markets for applications for our display products including secondary Asian opportunities. However, if we are unable to utilize our inventory of display panels in the near future, there will be a further adverse impact on our financial condition and results of operations. Thus we may incur a loss from the disposal of those panels. We believe our current level of other inventory is adequate to meet expected production requirements for our core business in the short-run.

At December 31, 2004, accounts payable was approximately $4.0 million as compared to $5.1 million at March 31, 2004. The decrease of accounts payable was primarily due to timing of payments as there were no material changes to the payment terms with our vendors and sales decreases in our core business as compared to the 2004 fiscal year end. Our working capital decreased to $64.0 million at December 31, 2004 from $73.7 million at March 31, 2004 due primarily to the decrease in current assets. The decrease in current assets was primarily due to the decrease in cash and cash equivalents and short-term investments, which was partially offset by the increase in inventories.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of December 31, 2003, accrued interest on the loan was approximately $0.7 million. We have reserved fully against the interest due. Effective April 30, 2004, we acquired all of the outstanding shares of this company for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash and intangible assets that had no value and we would continue to carry its loan at the same cash value.

In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. In order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any new loan agreements with directors or executive officers or their respective affiliates.

Our aggregate capital expenditures were approximately $3.1 million in the 2005 interim period as compared to $2.1 million in the 2004 interim period. Capital expenditures in the 2005 interim period primarily included investment in equipment, tooling and molds for Global Display. Our outstanding capital commitments as of December 31, 2004 were approximately $1.0 million, primarily for the acquisition of tooling and purchase of machinery and equipment.

At December 31, 2004, we had a total of approximately $51.8 million in cash and cash equivalents plus short-term investments (excluding restricted cash of $0.2 million) as compared to $65.2 million (excluding restricted cash of $0.8 million) at December 31, 2003. We believe we have adequate cash to support our new business development.

During the 2005 interim period, the sales revenues generated by the Global Display and OLED programs were inadequate to fund their operations. Additionally, our sales revenues from our core business were insufficient to cover the expenditure incurred in operating this business. We believe that our liquidity position will improve in the next fiscal year as a result of the anticipated increased sales of OEM floor care products as well as additional revenues expected to be generated from display products, cellular phone components and solution and compact camera modules. However, if we are unable to launch our new products successfully, or in a timely fashion, there could be a further negative impact on our liquidity position.

As of December 31, 2004, we have two step-up floating rate certificates of deposits (CD) for a total invested balance of $1.35 million that will mature on September 25, 2007. The deposits carried a fixed coupon rate at 3.25% per annum for the first two years and a floating rate thereafter. If we hold the CD’s to maturity, we will receive all payments of interest and principal. The market price of the CD may fluctuate as a result of many factors, including market interest rate fluctuation and the credit rating of the Bank. Therefore, if this CD is sold prior to maturity, we may be subject to a loss on our original deposit. There was no change in the market value of this deposit as of December 31, 2004.

At December 31, 2004, we made a $5.0 million multi-callable deposit that will mature on August 11, 2008. The deposit carried variable interest rates of not more than 2.5% per annum. The bank had the right to terminate the deposit in full and repay our money on the 11th day of February, May, August and November, commencing November 11, 2003. If the bank exercised its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. If for any reason we require access to these funds prior to maturity, we are required to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. There was no change in the market value of this deposit as of December 31, 2004.

We maintained revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. as of December 31, 2004. These credit facilities have an aggregate facility limit of approximately $30.5 million and, if utilized, bear interest at floating commercial bank lending rates in Hong Kong that ranged from 6.63% to 13.99% per annum. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. The balance for short-term borrowing under these facilities was approximately $48,000 as of December 31, 2004. The amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $0.3 million as of December 31, 2004.

As of December 31, 2004, our remaining outstanding term loan with an aggregate outstanding amount of $94,251 (or EURO 69,122) was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of a fixed asset. This term loan bears interest at rates currently at 2.665% per annum and matures in May 2005. The term loan is payable in quarterly payments, which were approximately $32,000 in aggregate as of December 31, 2004. We are required to maintain “restricted cash” an amount of not less than the outstanding amount of the loan. During the first ten months of year 2004, the exchange rate for the U.S. dollar against the EURO fell from $1.1969 per EURO to $1.2987 per EURO. Consequently, we have to pay more Hong Kong dollars which is pegged to the U.S. Dollar) for each monthly installment. However, due to the immaterial amount of the loan, we do not expect a continued increase in value of EURO will have a material impact on our financial position.

We are in compliance with all of the covenants entered into with our banks in connection with the outstanding debt and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the debt agreements are subject to periodic review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our debt agreements will not be subject to cross-default provisions in the future.

We anticipate that no cash will be generated from the operating activities of the core business. We expect this to change in fiscal 2006 but the cash generated may not be sufficient to offset the continuing development of our Global Display and OLED programs. However, the net effect on our cash position is expected to be considerably less than fiscal 2005.

Our acquisition of Lite Array, Inc. was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects for the TFEL business were limited. We discontinued the production of TFEL displays and ceased funding the joint venture in China as of September 30, 2002. We wrote off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold Lite Array’s TFEL display business, including the interest that Lite Array owned in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc., a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have made adequate provision for the loan due to Global Lite Array since there is no assurance that the loan is collectible unless former management of Lite Array successfully derives profit from the TFEL business. After the sale of the TFEL business, we recorded its results as losses from discontinued operations of approximately $11.0 million and $835,000 for fiscal years 2002 and 2003, respectively

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array in May 2001, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004. Presently, Lite Array is still in the research and development stage; however, we have paid a portion of a fixed amount of the royalties and sought approval from the licensor to defer the remaining balance to October 2004. We are also working with other strategic partners to expedite the manufacturing of OLED display products.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (“Opsys”), a Delaware corporation. We purchased Opsys’ R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed and shipped the equipment to our facility in Dongguan, China. The equipment, including the photolithography equipment, is being installed and a vacuum deposition system has been set up in a clean room in our factory at Dongguan. Three products are currently being developed for cellular phone displays, car audio and interactive game applications.

Recently, we announced that Lite Array has extensively re-designed its website to introduce and feature a number of unique mono- and multi-color (OLED) modules for use in cellular phones, MP3 players, and other electronic devices. We believe the enhanced website will accelerate Lite Array’s marketing effort by allowing potential customers to review our latest product applications.

Inflation. From 2000 through June 2004, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 0.9% per year (approximately –2.6% during 2003 and -0.4% during 2004) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately -2.6% during 2003 and 3.9% during 2004). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent an increasingly significant component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our Company is the Hong Kong dollar. The Hong Kong dollar is pegged to the U.S. dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO. The majority of raw materials are purchased using Hong Kong dollars. Currently, we have a long-term loan denominated in the EURO. During 2004, the exchange rate for the U.S. dollar against the EURO fell from a rate of $1.1969 per EURO to $1.2987 per EURO. However, we have not been significantly affected by exchange rate fluctuations and consequently do not hedge our positions. Recently, the Chinese government has indicated that it may allow for the appreciation in value of the Renminbi in relation to the U.S. dollar. Such an appreciation in value could have a material adverse effect on our business, results of operations and financial condition. Also, if China does not overhaul its currency exchange rate policies in a timely fashion, or to the satisfaction of the United States government, there is a possibility that the United States could impose economic sanctions or across-the-board protective tariffs on all Chinese imports into the U.S. Any such economic sanctions or protective tariffs would have an adverse impact on our financial condition and results of operations.

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